Filed by Patterson-UTI Energy, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NexTier Oilfield Solutions Inc.

Commission File No. 1-37988

The following is a transcript of an event which occurred on June 22, 2023:

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CORPORATE                 PARTICIPANTS

William Andrew Hendricks Patterson-UTI Energy, Inc. - President, CEO & Director

CONFERENCE                CALL                  PARTICIPANTS

Arun Jayaram JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Robert Wayne Drummond NexTier Oilfield Solutions Inc. - President, CEO, & Director

PRESENTATION

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Okay. Great. We’re going to keep things moving. I think this is probably one of the most eagerly anticipated sessions of the entire 2 days in my coverage. The reason being is rarely do you see a transformative kind of M&A transaction that kind of coincides with your conference. So very excited.

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

We tried to line that up for you.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Although I admit, I was doing a full day of marketing in Canada. And when I saw that Wall Street Journal leak, I was like, “Oh, man, I had to work tonight”, but anyways, sure that added a little bit of intrigue to the deal teams. With that, super excited to have the CEOs of both Patterson-UTI and NexTier to join us today, just literally a few days after announcing a transformative deal where they’re pairing. Patterson, which had the largest fleet of premium land rigs in the U.S. with a smaller pressure pumping fleet kind of universal primarily levered to some of the natural gas basin with Robert’s NexTier asset base, which had probably mid-30s fleets levered to the premium end of the market.

QUESTIONS                AND                 ANSWERS

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

So let me just start with thoughts on maybe the strategic rationale for the deal. I think the buy side is a little surprised, but let’s get through that.

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

Well, let me start by saying at Patterson-UTI, when it comes to market cap and investability, back in 2013, ‘14, we were greater than $5 billion market cap. And we certainly see a difference in the investor coverage we get the money flow in our direction being a smaller market cap entity. And so we’ve looked at this for years in terms of overall strategy with our Board. What’s it going to take for us to get back to that level of being plus $5 billion to be interesting for a wider swath of investors and funds than what we were attracting over the last few years? So that was our starting point and how we looked at that. And then certainly, with NexTier, you got a great partner. They’ve done a fantastic job in their space with pumping and with their wireline and the other services that they’ve added.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

Arun, thank you for the invitation, by the way, and we do appreciate your work on behalf of our part of the sector. We’ve been — at NexTier, we named the company NexTier because we were going to always try to take the value to the next level. So our people are kind of used to us of being in the market looking to do deals. And we’ve been with advisors for pretty much ever since we created the company looking for opportunities. When you get an opportunity to pick your partner, you want to take those opportunities. Andy and I have known each other for quite a long time. We suffered from the same thing about market cap size and looking for creating an investment that is — a matter of fact, a pure shale play.

When you look at as an investor and you want to invest in fast cycle, quick cycle oil. In the past, you had to look at maybe Halliburton, but Halliburton also has the rest of the world will look after. This new Co is going to be a nice sized company to be able to place a nice sized investment in what is 1 of the core parts of the global oil supply. And then when you look at the specifics of why now and why Patterson for us? It had nothing to do with anything that’s going on in the market right now. This is something that Andy and I had discussed over more than a year thinking about how it might look.

But at the end of the day, we don’t try to do any deals that we see as risky. And we’ve got a good track record of integrating. And when you got $200 million in synergies here to capture it, derisk the deal substantially, and we believe creating something that’s going to help our customers make Tier 2 wells, Tier 1 over time as we get down the road with the engineering and the technology we got from both companies.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

And just how did the broader deal kind of come together? Seems - It sounds like you’re talking for a year or plus and known each other for years.

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

We’ve known know each other for a few months. We’ve been talking for over — over a year. We would talk for a little bit and we kind of go away. We’d still see each other various things, but we talk a little bit more. We both had work to do that. We’re both trying to grow in the market. So we were both busy, so it wasn’t anything related to that. It wasn’t It wasn’t anything related, as Robert said, to where we are in the market today. And I’ll just say, for us, the view of the market today is this, if you look at our activity, it really hasn’t changed. It’s a little bit of a softening on the drilling side, a little bit more white space in the frac market.

But this — I realize our stock looks like a downturn, but our activity does not, and we base it — our decision is based on activity. But this timing is really not about where we are in the market. But we finally came together and we said, okay, let’s talk a little bit more. We took it to our Board. After our Board meeting in April, called Robert. And we said, okay, if we’re going to do this, we need to go fast. That’s kind of how it went.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

I mean you’re looking at it, are the 2 companies strong or independently or together, I think that answer for us when you looked at the synergy was pretty obvious. So for doing an at-market all-stock deal, we see that the ownership of our piece of that business is better than us stand-alone. And I think that’s the decision was in the best interest of our shareholders of which I’m 1 of them.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Got it. Can you talk about the regulatory process? Do you feel like this has any hurdles that you have to clear from the regulatory end?

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

Well, look, I think the HSR process is going to be part of the process here. There’ll be that waiting period that we’ll have to go through. And we factored the potential for a question period as well into our estimated Q4 closure for the transaction. But I don’t — I think most of us believe that, that process does not create a company that creates an issue in the HSR process.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Okay. I’d love to hear you have a lot of CEOs from E&P here thankfully. What has been the reaction from your core customers on both from your perspective, Andy and Robert from your perspective?

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

Certainly, from our side, I received a large number of unsolicited congratulations, both from very large investors and large customers that we have. One of the best quotes I can give you is, 1 of my biggest customers said, a stronger Patterson-UTI is good for us. They’re looking for companies that can help them in a big way. This makes us bigger with more breadth. We’re really excited about putting all this together and being able to help customers produce more oil out of existing wells.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

And I’ve had a similar experience so far. It’s been very nice to hear. If you heard some of the big customers out there talking about what it looks like in the future, more and more focus, I believe, will be on getting ultimate recovery from each 1 of the shale wells that are drilled. When you put 2 strong companies, strong balance sheets with capabilities to invest in new technology, we’re there to help them move Tier 2 wells to Tier 1 over time. And if you know how — if you’ve been watching this industry, technology has always been making that happen. I think we’re creating a company that they can see will have the wherewithal to be able to do that.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Okay. I want to ask you about the potential accretion to 2024. Obviously, this deal may not close until the fourth quarter, so limited impacts in terms of this year. But talk about the potential accretion? And what will the pro forma balance sheet look like?

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

Well, as we’re bringing these 2 companies together with the exchange ratios that we set, we see this as a very strong balance sheet in the combined entities. Robert’s company was on track to continue to reduce their debt this year. We’ve got public debt that’s termed way out in the future that we don’t have to worry about right now. So we just see this as really positive from a balance sheet standpoint.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

And free cash flow accretive, certainly, the capture of the synergies will be generating a lot of value and how fast that occurs, I think is part of the reason we felt like this was a very low-risk deal. The synergy capture will occur over, say, a 12-month period, but some of those will happen early and will be impactive to 2024 results. I think when you talk about the cash, balance sheet, I think 1 thing that’s very nice is that we had been guiding that we would be net debt 0 before the end of this year, and we’re still on track for making that happen.

So coming into the NewCo with a strong cash position is going to give us the opportunity to make this company even stronger.

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

Us being able to work this out as a merger of equals is really positive for shareholders because there’s not a premium that we have to overcome. We’ve just got synergies that we’re going to all benefit from as a company and as investors as well.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

It’s interesting. Both of the companies had very similar return of capital or return of cash to shareholders kind of — how do you say frameworks that you’ve had to investors at 50% of free cash flow. It’s felt that the next year return on capital has been a little bit more memorialized in Patterson. But can you talk about what you plan to do on a go-forward basis and you view that as a soft or hard commitment that 50% of free cash flow?

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

At Patterson-UTI, we committed last year that we return at least 50% of free cash flow. We’ve paid a dividend for years now. We had raised it a while back. And so really, we were kind of leaning on the buybacks. We had an approval from our Board for $300 million in buybacks, which on our math was going to put us around $150 million, $175 million in buybacks for a 1-year period to give you that 50%. We are actually ahead of that run rate. So at the last Board meeting, we had to re-up our buyback authorization because of that.

Now of course, with us being in discussions, we were blacked out because all of a sudden, we’ve got material nonpublic knowledge. And so we’re in that blackout period. But as we go forward, the plan is with the Boards coming together in a combined way, we all want to keep the same plan for at least 50% of free cash flow returned to shareholders.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

And for our Board, that was key to proven and agreeing to this deal that we would stay on that same track and had discussions with Andy and his Board to the same effect. We mentioned that we have very similar cultures. That’s not only true for the employees, but I think it’s also in how we look at our investor base and how we are committed to return cash.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Okay. Can you talk a little bit about what the pro forma operating team will look like or the businesses, how are you going to manage the businesses?

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

Yes. So going forward, Robert is going to join our Board. He’s going to be our Vice Chair. Curtis Huff will remain our Chair, I’ll remain CEO, Andy Smith will be the CFO, but we’re bringing in Kenny Pucheu, and he’s going to be our Chief Integration Officer. So he’ll be managing the integration process. He’s got good experience there with the M&A that they’ve done over the next year. And we’re going to take next year as a whole, we’re going to combine it with Universal and then that will report in directly to me. So really excited about how that’s going to lay out, and you’ve got all the expertise that NexTier has built over the years in well completions running this.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

Yes. One of the things that was a key for us was that we would be able to keep the momentum we have as a company, not only from an investment perspective, but on the strategic aspects around the completion business. So — you look at this deal is kind of an integration within an integration, you have the universal assets integrating into the NexTier completion workflows. And then you have the new completions company integrating into Patterson. I think that’s a 2-step process. We got playbooks for it. It’s not going to be very challenging and very low risk.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Okay. And what about the Board make up?

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

So the Board will go to 11 directors. It will be 6 from Patterson-UTI and 5 from NexTier, and we’ll work that out as we work to closing.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Great. Let’s talk about the cost synergy targets. I know that when I got questioned after the Wall Street Journal leak, the buy side is asking me, what kind of synergy capture do you expect around? And I looked at my model and I was thinking somewhere between $50 million to $100 million would’ve been my expectation, but you double the high end of that at $200 million. So why don’t we first start with the buckets around the synergy capture in that $200 million bucket.

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

Well, I have to say that I think our teams have done a great job since we initiated these discussions to sit down. You had the 2 CFOs, you had other people involved, trying to work through what the synergies could look like and there’s — you’ve got a mix. You’ve got, of course, synergies on the SG&A at the corporate level. We’re going to have some SG&A synergies at the completions level. But then on top of all that, what’s even more exciting is you’ve got a lot of operational efficiency synergies as we start to layer in all the ancillary technologies that NexTier has on the frac spreads that Universal operates that we don’t necessarily do that today.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

And I couldn’t be more comfortable with it being as Kenny Pucheu going to be the guy making those synergies happen. But when you look at about $80 million of SG&A synergies on a $270 million combined SG&A, that’s an easy playbook. We’ve done it before. We know how to do that. When you look at the supply chain synergies of, say, $60 million and you look at the combined spend just within the completion being about $3.2 billion that is non-compensation related, 2% of that is $60 million. So that’s derisked a lot.

And then the last part of it being the operational synergies associated with putting 2 frac companies under the wellsite integration strategy that we have that benefits from Power Solutions, wireline and last mile logistics is a big part of the frac business that we have at NexTier. So I feel like a little bit like you were running in the beginning, I thought the number might have been a bit smaller. But over time, I’m beginning to believe it’s P-95.

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

Yes. And I’ll throw in a couple of other things. So 1 is the Power Solutions that NexTier has come up with, that they’re running on frac spreads, and that we plan to integrate onto our universal frac spreads. That also potentially applies to drilling rigs as well, and we do operate a few drilling rigs. So there’s potential to just grow and enhance that offering in a wide swath across all these product lines. So that’s really interesting.

The other 1 is data analytics. We’re both doing a lot of data analytics. Of course, NexTier on the completion side, we’re doing a lot primarily on drilling, but also some on completions, too. And we may not necessarily merge all the data systems, but the data systems these days, as you know, they can all talk to each other and start to share information across the databases. We focus on performance. That’s what we do. That’s how we help customers produce more oil and be even more efficient in what they do.

And combining all these data analytics solutions is just only going to enhance that for our teams.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

Yes. I would add to the data analytics comment by saying that it’s helped us a lot in frac lower our maintenance CapEx. And I think that over time that, that we’ll see that impact the overall completion franchise as well.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

And what kind of accountability are you putting on the organization to reach the synergy targets? And are you going to provide transparency around those targets as you go forward?

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

Well, there’s certainly going to be some metrics on that for everybody involved. We’re going to have a leadership team that’s looking at it. We’ll have a lot of people focused on that, and we’ve got people with experience that know what they’re doing. Both companies have a track record of M&A. We know what we’re doing. This 1 is a little bit bigger. We get that. That’s why Kenny’s agreed to step in and be the Chief Integration Officer for the company. And so with that level of leadership coming in and constant evaluation of the metrics, I don’t think there’s going to be any issue.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

And certainly, those measures will be built in, but I would also add that having a partner with us as a consultant with the tools they have these days to capture the synergies, you have more clarity as you capture, you’re not pushing it down in 1 place and then watching it pop up somewhere else. The tools help you get to the crux to the numbers and make sure you have a balance there. So I feel like the playbook is well established.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Okay. Andy, can you discuss some of the advantages of offering customers both contract drilling and frac services?

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

You know it just enhances the overall relationships. And I think certainly from where you stand, you build models, you look at all our financials, but you don’t necessarily have an appreciation for the depth of the relationships or even the breadth of relationships that we have across all the E&P companies. And this just further enhances that. And so we want to be a partner of choice for all these customers that we work for, and we want to be a partner of choice for customers that don’t use us today. And this just gives us a stronger offering with more breadth.

We’re — it’s still a competitive environment. There’s still other companies out there. But when you combine all these things that we’re talking about today, just really excited about the potential.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Okay. And you’re doing something unique in North America, you’re providing both drilling and frac services. Are there potentials to adapt your commercial model that could benefit you maybe at — to play to your strengths in both frac and drilling?

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

I’ll start. Robert’s looked at this on his side. One of the things that we’re very careful of at Patterson-UTI is we’re not going to accept unnecessary risk. We’re not going to accept geological risk, reservoir risk, things like that. There may be ways that we can work in a different model for the customers that we do. And we’re certainly open to that and wanting to look at the best way that we can bring benefit and if there’s a win, we certainly want to be able to share in that with the customers.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

And I’ll just say the workflows around completions and well construction, they’re kind of separated and lots of times the buyer and the E&Ps are separated as well. I think more of the benefit will be on the technology development, how drilling wells improve fracking wells, which ultimately improves recovery of wells. I think that’s the bigger picture for the customer. We’ll be creative minded, I think, and we have a creative team at NexTier and Patterson from when it comes to that. Maybe there will be some opportunities, but the deal really wasn’t built around it.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Okay. With some of the buy-side feedback I’ve gotten is for Patterson made a lot of strategic sense to get bigger in frac just given Universal. From the NexTier standpoint, the question being very clean story. You did all the heavy lifting in terms of countercyclical investments. And just thoughts on why you decided you had an alternative to consolidate the frac market, why this deal with Andy’s team?

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

We were trying to drive increased valuation. Andy started off the conversation about creating a company, $5.5 billion enterprise value that would give investors an opportunity to put a bigger bet on the table and not have to worry about liquidity and getting out as a big driver for us. And the other thing about the technology benefits, I personally do believe that drilling and completion is the core of the spin, is the main part of the technology that created the shale plays to start with. We need further developments in that area. A company that’s doing both of those and only those kind of efforts really it’s unique. So I think it’s more value creation.

Could you have done another frac business and benefited from a larger scale? The answer is probably yes. But we went through a process with advisors looking at following it down to the most attractive opportunity. All things considered, we believe that this is the best deal and we chose that as a partner.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Got it. Could you discuss each company’s kind of digital capabilities and how pairing this under 1 roof could be beneficial?

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

Yes. If you ever come visit us in Houston and you come to our seventh floor, you’ll see our PTEN+ data center. And that crosses all of our different segments at Patterson-UTI. If you look at what we’re doing in drilling, we’re looking at what happens above the surface and below the surface. So above the surface, we have all this equipment that we’re running. We’re looking at uptime. We’re looking at how we’re managing top drives on rigs, engine performance, pump performance on drilling rigs. And then below the surface, we’re looking at performance. Are we drilling the wells as fast as we can? What can we do to manage bottom hole assemblies or help advise operators on how we drill?

It’s a real evolution for drilling contractors in the U.S. to be judged on performance. And today by a number of our E&P customers that have some more sophisticated metrics, we do get judged on performance and compared to our peers that way. And so it’s important for us to have teams that look at drilling performance as well. On the completion side, we’ve got systems that are looking at equipment uptime and really excited about the opportunity that what NexTier has done with theirs, and I think that’s going to be a real step for us to be able to improve that.

On directional drilling, we do remote operations with some of the equipment. So if you’re there after 6:00 at night on our seventh floor, you’ll see the night crew for the rigs running 4 or 5 rigs from 1 desk in terms of directional drilling operations. We have our other business, which is Superior QC, which refines the data analytics for well placement. It’s not just our rigs, it’s not just U.S. onshore, but we’re reprocessing data in the Gulf of Mexico, Alaska, West Africa, North Sea in helping companies place their wells better for improved production.

And so those are the kind of elements that we have at Patterson-UTI and our PTEN+ data center. We’re continually developing those. We’ve built a lot of the software in-house and being able to pair that up with what Robert and the team at NexTier have done and completions across their service lines is really exciting.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

From the very beginning, I think looking at across the aisle at what Andy has done in drilling was interesting. We’ve been very focused on what we call NexHub. It’s our digital operations center, and it’s maturing all the time. It’s making a big impact on everything from logistics to equipment health and management, to supply chain and how we leverage field engineering staff from a centralized location over a number of people, so impacting our cost line and our performance line in many ways. It’s been a great marketing tool for us.

Our customers come, they can see the differentiation aspects of it. So I feel like there’s upside that we don’t know about yet when we look at what’s going on in Patterson and what’s going on in our walls there. And so I think at the end of the day, our customers are going to appreciate the next level of data analytics that’s going to come from this combination.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Great. I did want to just maybe shift gears a little bit. But if there are any more questions on the M&A transaction, please feel to raise your hand, happy to take those. Just maybe I’ll give 1 or 2 questions to each of you on what you’re seeing and maybe Andy with you. What are you seeing in terms of the U.S. land rig demand picture. Key questions have been coming up. Do you have any visibility on when you think the rig count could bottom and maybe start deflecting higher?

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

That seems to be the question of the week around here. When is the rig count going to bottom? So, here’s the interesting part from our standpoint. We’re primarily operating super-spec rigs in the U.S., which is kind of like that higher tier of even the high-spec AC. We don’t operate SCR. We don’t operate mechanical. And so the Baker Hughes rig count and what happens with Baker Hughes is not really the story with what happens with the Patterson-UTI rig count. We’re down about 4.5%. We were at 132 rigs in January. It was kind of our peak then. We’re at 125 now. We’re only down 7 rigs.

And so for us, like I was saying, this is not a downturn. Our activity level really hasn’t changed that much overall. Certainly, a disconnect with the share price. But the Baker Hughes rig count includes 150 to 170 mechanical and SCR rigs, which certainly are going to have a lot more fluctuation and you’ve seen those come down a lot faster because they’re working for smaller customers. They’re not on term contracts. They’re the easiest rigs to release in the industry.

So that’s what you’re seeing come down in the overall rig count. When it’s bottoms? I don’t think I can predict that. But I’ll tell you that I do think if the forward strip stays at $3.40 plus cents in December where it is today, that means rig count is likely to increase towards the end of the year. But I think this is really a bet on what’s going to happen next year in 2024. In ‘24, we’re going to have a lot of wells we’re going to have to drill because when you think about LNG takeaway capacity that everybody is gearing up for in 2025, we’re talking about an increase of 8 to 9 B per day. Now what does that mean in relative terms?

Well, last time we built a large gas pipeline in the U.S. was the Rocky Mountain Express. And both Robert and I were doing other things at the time, but we remember it well, and it was connecting Pinedale over to Chicago. That was a big deal at the time, it was 1.5 Bs, okay? Now we’re talking about another 8 to 9 Bs takeaway in LNG in 2025. This is a huge step up for natural gas.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

And just — another question on just what are you seeing in terms of pricing trends? Your rig count actually has been a lot more resilient than your peers. But what are you — how do you sense the overall pricing dynamic day rates?

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

So our rig count has been a little more resilient really because of geography, primarily. If you look at where we operate rigs, only 10% of our rigs were operating in the Haynesville, yes, 30% were in gas, but 20% of those were up in the Northeast, which has essentially been flat because that’s just a separate market. So only 10% of our rigs have been in the Haynesville. We’ve seen slowdown across the industry, though, with everything tied to Henry Hub, Haynesville, Mid-Continent, down in South Texas, but it’s — we’re more heavily weighted to the Northeast and to the Permian, and it’s really just been geography.

Certainly, with the rigs that have been coming down, there’s more competitive pricing out there, especially from the smaller drilling contractors. We’re down 7 rigs. But if you’re a small drilling contractor and you’re down 7 rigs, that’s material to your business, and you’re going to fight to keep some rigs working. So maybe you do put out a day rate in the low 20s to keep a rig working until things get a little firmer towards the end of the year. But that doesn’t affect us. That doesn’t mean it causes a repricing in the rigs that I’m out there working.

So yes, you’re going to hear about some anecdotes as we work through the summer time and into the third and fourth quarter, but I think that, that all kind of phases away if rig count starts to move up. But just because a small contractors repricing a rig doesn’t mean a large contractor has to reprice a rig.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Robert, same kind of question for you. What are you seeing in the frac market supply/demand?

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

Look, I’d say certainly, the drilling rig count impacts the inventory that frac participates in. The key point I’d make is that as we sit here, we’re fully deployed with all of our horsepower and so is Patterson. The frac business is — has been running extremely efficient and extremely hard for the last few quarters. We guided in our last earnings call that we would see Q2 to be up in price and be up in revenue. And we’re almost at the end of the quarter. When you project into the back half of the year, you got to remember a couple of things.

Last year, we entered coming into this year, there was 20 frac fleets under sold. It was — I mean, oversold, we were 20 frac fleets short of what was needed. We spent a lot of time on tracking new builds that are scheduled to come into the market and try to balance that with the intelligence you can get around attrition of the fleet. I saw a number of our competitors that spoke this week about a 10% attrition rate. I believe that we believe it’s in that neighborhood, maybe even a little bit more. We judge that by talking to our own vendors and looking at our own case and projected it into it.

So it’s basically 1 in, 1 out. And when you look at that, the situation that I referred to at the end of this past year, that’s almost unprecedented. And when you project that into the back half of this year, you’re still talking about utilization rates in frac is north of 90%. I have been in this sector for many decades, we used to be always looking for 80% utilization to be a kind of a price neutral situation. So even though the spot markets got a little churn in it as these rigs relocate from gas basins to oil, that was very telegraphed and it’s not unexpected to see a little bit of churn in that market as those fleets look for homes, but the fleet is very mobile.

And I think the question of bifurcation comes up a bit. I don’t really like to use that word so much as I would just say, is that if you were looking at it to be expecting the gas play to shrink a bit, not every company had the same exposure to gas. So I think that’s what you’ll see as you go into the next couple of quarters. Like Andy said, he’s only dropped a few rigs. I feel like we’ve been in a position where we don’t have a big exposure in the Haynesville, medium-sized exposure in the Marcellus Utica. And we’re in very good shape in the Permian, which is seeing very little any kind of activity due to contraction so far.

Arun Jayaram - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Great. Just we’re out of time. Thank you so much. I appreciate it.

William Andrew Hendricks - Patterson-UTI Energy, Inc. - President, CEO & Director

Thanks. Appreciate it.

Robert Wayne Drummond - NexTier Oilfield Solutions Inc. - President, CEO, & Director

Thanks

Important Information for Stockholders

In connection with the proposed transaction, Patterson-UTI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Patterson-UTI and NexTier that also constitutes a prospectus of Patterson-UTI. Each of Patterson-UTI and NexTier also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Patterson-UTI and NexTier. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Patterson-UTI and NexTier once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Patterson-UTI will be available free of charge on Patterson-UTI’s website at http://www.patenergy.com or by contacting Patterson-UTI’s Investor Relations Department by phone at (281) 765-7170. Copies of the documents filed with the SEC by NexTier will be available free of charge on NexTier’s website at https://nextierofs.com or by contacting NexTier’s Investor Relations Department by phone at (346) 242-0519.

Participants in the Solicitation

Patterson-UTI, NexTier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Patterson-UTI is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 11, 2023, and Patterson-UTI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 13, 2023. Information about the directors and executive officers of NexTier is set forth in its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 28, 2023, and NexTier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 16, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Patterson-UTI or NexTier using the sources indicated above.

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This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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This communication contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Patterson-UTI’s and NexTier’s current beliefs, expectations or intentions regarding future events. Words such as “anticipate,” “believe,” “budgeted,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “project,” “pursue,” “should,” “strategy,” “target,” or “will,” and similar expressions are intended to identify such forward-looking statements. The statements in this communication that are not historical statements, including statements regarding Patterson-UTI’s and NexTier’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Patterson-UTI’s and NexTier’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. The statements include, without limitation, projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Patterson-UTI’s and NexTier’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the combined company’s projected revenues, adjusted EBITDA and cash flow, accretion, business and employee opportunities, capital return policy, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Patterson-UTI’s and NexTier’s control. These factors and risks include, but are not limited to, adverse oil and natural gas industry conditions; global economic conditions, including inflationary pressures and risks of economic downturns or recessions in the United States and elsewhere; volatility in customer spending and in oil and natural gas prices that could adversely affect demand for Patterson-UTI’s and NexTier’s services and their associated effect on rates; excess availability of land drilling rigs, pressure pumping and directional drilling equipment, including as a result of reactivation, improvement or construction; competition and demand for Patterson-UTI’s and NexTier’s services; the impact of the ongoing conflict in Ukraine; strength and financial resources of competitors; utilization, margins and planned capital expenditures; liabilities from operational risks for which Patterson-UTI or NexTier do not have and receive full indemnification or insurance; operating hazards attendant to the oil and natural gas business; failure by customers to pay or satisfy their contractual obligations (particularly with respect to fixed-term contracts); the ability to realize backlog; specialization of methods, equipment and services and new technologies, including the ability to develop and obtain satisfactory returns from new technology; the ability to retain management and field personnel; loss of key customers; shortages, delays in delivery, and interruptions in supply, of equipment and materials; cybersecurity events; synergies, costs and financial and operating impacts of acquisitions; difficulty in building and deploying new equipment; governmental regulation; climate legislation, regulation and other related risks; environmental, social and governance practices, including the perception thereof; environmental risks and ability to satisfy future environmental costs; technology-related disputes; legal proceedings and actions by governmental or other regulatory agencies; the ability to effectively identify and enter new markets; public health crises, pandemics and epidemics; weather; operating costs; expansion and development trends of the oil and natural gas industry; ability to obtain insurance coverage on commercially reasonable terms; financial flexibility; interest rate volatility; adverse credit and equity market conditions; availability of capital and the ability to repay indebtedness when due; our return of capital to stockholders; stock price volatility; and compliance with covenants under Patterson-UTI’s and NexTier’s debt agreements; and other risk factors and additional information. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Patterson-UTI’s and NexTier’s businesses and the ability to achieve the anticipated synergies and value-creation contemplated by the proposed transaction; the risk associated with Patterson-UTI’s and NexTier’s ability to obtain the approval of the proposed transaction by their shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; the risk that a consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; and the diversion of management time on transaction related issues.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in Patterson-UTI’s or NexTier’s SEC filings, both of which are available through the Securities and Exchange Commission’s (the “SEC”) Electronic Data Gathering and Analysis Retrieval System (EDGAR) at http://www.sec.gov, or with respect to Patterson-UTI’s SEC filings, Patterson-UTI’s website at http://www.patenergy.com, or with respect to NexTier’s SEC filings, NexTier’s website at https://nextierofs.com. Patterson-UTI and NexTier undertake no obligation to publicly update or revise any forward-looking statement.